[IRVINE SENSORS CORPORATION LETTERHEAD]

May 5, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Ms. Peggy Fisher and Mr. Tom Jones

Re:	Irvine Sensors Corporation
Preliminary Proxy Materials
Filed January 23, 2006
File No. 1-8402

Dear Ms. Fisher and Mr. Jones:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 9, 2006 (the “SEC Comment Letter”) regarding the above-referenced Preliminary Proxy (the “Preliminary Proxy”) of Irvine Sensors Corporation, a Delaware corporation (the “Company”). Concurrently herewith, we are filing with the Commission via Edgar transmission Amendment No. 1 to the Preliminary Proxy (the “Amendment”).

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Preliminary Proxy. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Prior to addressing the specific comments of the Staff, we would like to provide you with some additional background information regarding the transactions described in the Preliminary Proxy and the Company’s recent Registration Statement on Form S-3 (File No. 333-131770). The Company respectfully contends that there are two separate transactions related to the acquisition of Optex Systems, Inc. (“Optex”). First, the Company completed the acquisition of 70% of the outstanding common stock of Optex on December 30, 2005 (the “Initial Acquisition”). The Initial Acquisition did not require stockholder approval and was not subject to any contingencies that would allow the Company or Optex to undo that transaction. Optex is now a majority-owned subsidiary of the Company and its operations have already been

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May 5, 2006

integrated with the operations of the Company. The Company has filed a Quarterly Report on Form 10-Q with the SEC for the period ended January 1, 2006 that consolidates the assets and liabilities of Optex into the Company’s consolidated balance sheet at such date, and, on January 5, 2006, a Current Report on Form 8-K announcing the Initial Acquisition. This Form 8-K filing was amended on March 15, 2006 to file the audited financial statements of Optex for each of the two years in the period ended December 31, 2005, and was again amended on April 19, 2005 to file revised unaudited pro forma condensed combined statements of operations of the Company and Optex to: (1) reflect the results of the Optex audits; (2) reflect effects of the final allocation of the Company’s purchase price for Optex to Optex’s assets and liabilities; and (3) to reflect the effects of an amendment made March 31, 2006 to the Company’s agreement with accredited investors who purchased the Company’s Series 1 Notes and Series 1 Warrants.

The second transaction relates to the Company’s right to acquire the remaining 30% of Optex (the “Buyer Option”). While the Buyer Option was granted at the closing of the Initial Acquisition, the Company’s exercise of the Buyer Option is subject to various contingencies, including the approval by the Company’s stockholders of the issuance of the Company’s Common Stock to Mr. Looney (the former sole shareholder of Optex) in consideration for the exercise of such Buyer Option. At this time, the Buyer Option has not been exercised. The failure to exercise the Buyer Option will not trigger any penalties under the Initial Acquisition. Both the Company and Optex’s sole stockholder, Tim Looney, understand and agree that the Buyer Option may never get exercised if the conditions are not met. In that case, the Company would only own 70% of Optex’s capital stock, and Mr. Looney would remain a minority stockholder in Optex. Because these transactions are not dependent or contingent upon each other, the Company contends that the Buyer Option should be treated as a separate transaction. The Company is willing to make changes to the Buyer Option to the extent necessary to comply with the Staff’s comments issued hereunder and under the Staff’s comment letter to the Company’s recent Registration Statement on Form S-3 (File No. 333-131770).

Please also note that the Company’s stockholders do not have any right to vote on the Initial Acquisition or the Buyer Option under the Delaware corporate law and that stockholder approval of the shares issued upon exercise of the Buyer Option is only being sought to comply with the Nasdaq Marketplace Rules.

1.	Please revise the proxy to provide the disclosure required by Items 11, 13 and 14 of Schedule 14A. See Note A of the proxy rules. The proxy should provide shareholders with disclosure that will allow them to make an informed voting decision concerning the Optex acquisition. For example, we note that you have not included disclosure concerning the background of the transaction with Optex, the reasons for acquiring Optex, pro-formas of Irvine and Optex, the financial statements of Optex or a description of the business of Optex.

The Staff’s Comment is noted and the Preliminary Proxy has been revised accordingly.

2.	Expand the disclosure to quantify the total number of shares that have been issued and that could be issued upon conversion and warrant exercise in connection with

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May 5, 2006

this acquisition. Also disclose how the share issuances affect the ownership interest of the existing shareholders.

The Staff’s Comment is noted and the Preliminary Proxy has been revised accordingly. Please see pages 30, 53, 55, 56, 57, 64, 65, 66, 67 and 86 of the Amendment. Assuming that Proposals One through Four are all approved by the Company’s stockholders, and that all related shares of the Company’s Common Stock are issued upon conversion or exercise of all convertible notes and warrants described in such proposals, then the Company would have outstanding an aggregate of approximately 28,241,772 shares of Common Stock.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

The Company would appreciate the Staff’s review of the Amendment as soon as practicable. Any comments or questions concerning the Preliminary Proxy or the Amendment should be directed to the Company’s outside counsel, Ellen Bancroft or Parker Schweich of Dorsey & Whitney LLP at (949) 932-3600. Facsimiles should be sent to the undersigned at (714) 444-8773, with a copy to Ellen Bancroft and Parker Schweich at (949) 932-3601.

Thank you for your assistance in this matter.

Very truly yours,

IRVINE SENSORS CORPORATION

/s/ JOHN J. STUART, JR.
John J. Stuart, Jr.
Chief Financial Officer